NO ACT

P.E.
01/08/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 21 2015

Washington, DC 20549

15005311

January 21, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-21-15

Steven M. Haas
Hunton & Williams LLP
shaas@hunton.com

Re: 3D Systems Corporation
Incoming letter dated January 8, 2015

Dear Mr. Haas:

This is in response to your letters dated January 8, 2015 and January 15, 2015 concerning the shareholder proposal submitted to 3D Systems by James McRitchie. We also have received letters on the proponent's behalf dated January 11, 2015 and January 19, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 21, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3D Systems Corporation
Incoming letter dated January 8, 2015

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that 3D Systems may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that 3D Systems' bylaws compare favorably with the guidelines of the proposal and that 3D Systems has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if 3D Systems omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 19, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
3D Systems Corporation (DDD)
Directors to be Elected by Majority Vote
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 8, 2015 company request concerning this rule 14a-8 proposal.

The company January 15, 2015 letter is in effect a non-response to this January 11, 2015 rebuttal text:
"It appears that the loophole in the vague 'Proposal Resignation Policy' is that there is potentially an unlimited number of years for the successor of a director with a failed vote to be nominated and elected."

After the 2015 board action the company will simply have no rule to require it remove a director who receives a failed vote. The company appears to have found a way to defeat the purpose of the shareholder proposal by adopting a mechanism that has a loophole to allow a director with a failed vote to remain in office for his full term. A director with a failed vote can apparently remain in office for his entire term as long as the company offers an explanation.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: James McRitchie

Andrew M. Johnson <johnsona@3dsystems.com>

[DDD: Rule 14a-8 Proposal, December 2, 2014]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804-788-7217
EMAIL: SHAAS@HUNTON.COM

FILE NO: 76759.000040

January 15, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 3D Systems Corporation – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

Reference is made to our letter dated January 8, 2015 (the "***Original Request***"), where we requested, on behalf of 3D Systems Corporation, a Delaware corporation (the "***Company***"), that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") confirm that it will not recommend enforcement action to the Commission if the Company excludes the shareholder proposal entitled "Proposal 4 – Directors to be Elected by Majority Vote" and supporting statement (the "***Proposal***") received from James McRitchie, who has appointed John Chevedden to act on his behalf, from the proxy materials to be distributed by the Company in connection with its 2015 Annual Meeting of Stockholders (the "***2015 Proxy Materials***").

This supplemental letter responds to the correspondence addressed to the Staff by Mr. Chevedden dated January 11, 2015 (the "***Response***"). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), the Company is emailing this letter to the Staff at shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)). The Company is also concurrently sending a copy of this letter to Mr. McRitchie and Mr. Chevedden.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to again remind Mr. McRitchie and Mr. Chevedden that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

<u>The Proposal Has Been "Substantially Implemented"</u>

In the Response, Mr. Chevedden states that "[i]t appears that the loophole in the vague 'Proposal Resignation Policy' is that there is potentially an unlimited number of years for the successor of a director with a failed vote to be nominated and elected." The Proposal, however, did not address the election or nomination of successors. Nor did the Proposal address director resignation policies.

In any event, Section 141(b) of the General Corporation Law of the State of Delaware states that despite the expiration of a director's term, "each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal." To address this "holdover" provision, the Company's Corporate Governance Guidelines require a director who failed to receive a majority of the votes cast to tender his or her resignation, and the Company's Board of Directors must act (by either accepting the director's resignation or rejecting – with explanation – the director's resignation) within 90 days following the certification of the results of the applicable election. If a resignation is accepted, the Board of Directors could reduce its size or fill the resulting vacancy, whether immediately or in the future.

The Staff has granted no-action relief pursuant to Rule 14a-8(i)(10) when a company has implemented a majority election standard for uncontested director elections, even if the company also adopts a "resignation policy" not specifically contemplated in the proposal. In *American International Group, Inc.* (Mar. 12, 2008), for example, the company adopted a majority voting standard bylaw amendment and also amended its corporate governance guidelines to implement a "resignation policy," which is substantially similar to the policy in the Company's Corporate Governance Guidelines. Despite an objection from Mr. Chevedden relating to such resignation policy, the Staff permitted exclusion under Rule 14a-8(i)(10). *See also Symantec Corporation* (June 3, 2010) (permitting exclusion under Rule 14a-8(i)(10) where the company implemented a majority voting standard in uncontested director elections and a director resignation policy requiring the board to accept or reject a director's resignation within 90 days); *Pep Boys – Manny, Moe & Jack* (Apr. 2, 2008) (same).

As set forth in the Original Request, "substantial implementation" under Rule 14a-8(i)(10) does not require implementation exactly as presented by the proponent. *See Exchange Act Release No. 34-20091 at § II.E.6* (Aug. 16, 1983); *see also Exchange Act Release No. 34-40018 at n.30 and accompanying text* (May 21, 1998). The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will not require full implementation of each detail of the proposal, but rather will consider whether a company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991); *see also Apple Inc.* (Dec. 11, 2014); *Wal-Mart Stores, Inc.* (Mar. 30, 2010). Under this standard, the Company's bylaw amendment substantially implements the Proposal because it fulfills the Proposal's essential objective: to specify that director nominees shall be elected by the affirmative vote of the majority of votes cast, with a plurality vote standard retained for contested director elections.

Conclusion

Based on the foregoing reasons, we reiterate our belief that the Company has substantially implemented the Proposal, and that the Company may therefore exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

Please do not hesitate to contact me at (804) 788-7217, or by email at shaas@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Steven M. Haas

Enclosures

cc: Andrew Johnson, Esq., 3D Systems Corporation
John Chevedden (via email at FISMA & OMB Memorandum M-07-16***
James McRitchie (via email at FISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 11, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
3D Systems Corporation (DDD)
Directors to be Elected by Majority Vote
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 8, 2015 company request concerning this rule 14a-8 proposal.

It appears that the loophole in the vague "Proposal Resignation Policy" is that there is potentially an unlimited number of years for the successor of a director with a failed vote to be nominated and elected.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: James McRitchie

Andrew M. Johnson <johnsona@3dsystems.com>

Proposed By-Law amendment:

Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, that if, as determined by the secretary of the Corporation, on the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

Proposed Resignation Policy to be added to Corporate Governance Guidelines:

In order for any incumbent director to become a nominee of the Board for further service on the Board, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board in accordance with the policies and procedures adopted by the Board for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the Corporate Governance and Nominating Committee, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The Corporate Governance and Nominating Committee in making its recommendation and the Board in making its decision each may consider any factors and other information that they consider appropriate and relevant. If a majority of the members of the Corporate Governance and Nominating Committee are required to submit their resignations as provided above, the independent directors on the Board who were not required to submit their resignations will act as a committee to consider the resignation offers and recommend to the Board whether or not to accept them. If the Board accepts a director's resignation pursuant to these Corporate Governance Guidelines, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill the resulting vacancy pursuant to Section 3.02 of the By-Laws or may decrease the size of the Board pursuant to Section 3.01 of the By-Laws. If a director's resignation is not accepted by the Board pursuant to these Corporate Governance Guidelines, such director will continue to serve until the next annual meeting and until such director's successor shall have been duly elected and qualified, or his or her earlier resignation or removal.

[DDD: Rule 14a-8 Proposal, December 2, 2014]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804-788-7217
EMAIL: shaas@hunton.com

FILE NO: 76759.000040

January 8, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 3D Systems Corporation – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of 3D Systems Corporation, a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the Company may exclude the shareholder proposal entitled "Proposal 4 – Directors to be Elected by Majority Vote" and supporting statement (the "***Proposal***") received from James McRitchie, who has appointed John Chevedden to act on his behalf (the "***Proponent***"), from the proxy materials to be distributed by the Company in connection with its 2015 Annual Meeting of Stockholders (the "***2015 Proxy Materials***").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), the Company is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)). In accordance with Rule 14a-8(j), the Company (i) is filing this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission and (ii) is concurrently sending a copy of this letter and its attachments to Mr. McRitchie and Mr. Chevedden as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to remind Mr. McRitchie and Mr. Chevedden that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

The Proposal

The Proposal states:

> "Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

The Proposal, the accompanying supporting statement, and copies of all relevant correspondence between the Company and the Proponent are attached to this letter as Exhibit A.

Basis for Exclusion

As discussed in more detail below, the Company hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Proposal has been substantially implemented by the Company.

Analysis

The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By The Company.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Under the standard expressed by the Commission in *Exchange Act Release No. 34-12598* (July 7, 1976), the exclusion provided for in the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." When a company can demonstrate that it has already taken action to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap Inc.* (Mar. 8, 1996); *Nordstrom Inc.* (Feb. 8, 1995). For a proposal to have been substantially implemented, it is not necessary that the proposal have been "fully effected" by the company. *See Exchange Act Release No. 34-20091 at § II.E.6* (Aug. 16, 1983); *see also Exchange Act Release No. 34-40018 at n.30 and accompanying text* (May 21, 1998). The Staff has previously noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991); *see also Apple Inc.* (Dec. 11, 2014); *Wal-Mart Stores, Inc.* (Mar. 30, 2010).

B. Action by the Company's Board of Directors

On January 2, 2015, the Board of Directors of the Company amended and restated the Company's By-Laws (the "***Company Amendment***") to adopt a majority voting standard for the election of directors in uncontested elections. *See* Article III, Section 3.01 of the Company's By-Laws. The new majority voting standard provides that to be elected in an uncontested election, a director nominee must receive a majority of the votes cast with respect to that nominee's election such that the number of votes cast "for" a nominee's election exceeds the number of votes cast "against" that nominee's election. In contested elections where the number of nominees exceeds the number of directors to be elected, the Company retained a plurality voting standard. The Company Amendment became effective and was disclosed publicly in a Current Report on Form 8-K filed with the Commission on January 2, 2015. In addition, the Proponent was made aware of the Company Amendment on the same day. A copy of the Company Amendment is attached to this letter as Exhibit B.

C. The Company Amendment Substantially Implements the Proposal

The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when a company implements a majority election requirement for uncontested director elections that is consistent with the provisions and manner advocated in the shareholder proposal. *See, e.g., Symantec Corporation* (June 3, 2010); *AMN Healthcare Services, Inc.* (Dec. 19, 2008); *The Dow Chemical Company* (Mar. 3, 2008); *American International Group, Inc.* (Mar. 12,

2008); *Citigroup Inc.* (Mar. 8, 2007); *AT&T Inc.* (Jan. 18, 2007) (each allowing exclusion of a proposal requesting the adoption of a bylaw or charter amendment specifying that the election of the board of directors be decided by majority vote where the company had amended or agreed to amend its bylaws to provide for a majority election requirement); *see also The Pep Boys – Manny, Moe & Jack* (Apr. 2, 2008) (indicating that a proposal requesting the adoption of a bylaw specifying that the election of directors be decided by majority vote in uncontested elections could be excluded on the basis that it was substantially implemented because the company had agreed to recommend that its stockholders approve a charter amendment to provide for majority voting).

In the instant case, the Proposal requests that (1) the Company's Board of Directors initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws specifying that (2) director nominees shall be elected by the affirmative vote of the majority of votes cast, (3) with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Similarly, on January 2, 2015, the Company's Board of Directors (1) amended the Company's By-Laws to effect the Company Amendment specifying that (2) directors shall be elected by a majority of the votes cast, (3) except the plurality vote standard shall be retained for contested elections, in which the number of director nominees exceeds the number of directors to be elected. Thus, the Company Amendment implements a majority voting requirement and compares favorably to the Proposal. It also implements the essential objective of the Proposal, which is to change from a plurality to a majority voting standard in uncontested director elections. The additional specificity provided in the Company Amendment defining "votes cast" and relating to the choice of a date for determining whether an election is contested is in furtherance of its implementation. Therefore, consistent with extensive precedent, the Company Amendment substantially implements the Proposal, notwithstanding the differences in the precise language used. *See, e.g., Symantec Corporation* (June 3, 2010); *AMN Healthcare Services, Inc.* (Dec. 19, 2008); *The Pep Boys – Manny, Moe & Jack* (Apr. 2, 2008); *The Dow Chemical Company* (Mar. 3, 2008); *American International Group, Inc.* (Mar. 12, 2008); *Citigroup Inc.* (Mar. 8, 2007); *AT&T Inc.* (Jan. 18, 2007).

For the foregoing reasons, we believe that the Company has substantially implemented the Proposal, and that the Company may therefore exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing analysis, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

Please do not hesitate to contact me at (804) 788-7217, or by email at shaas@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Steve Haas

Steven M. Haas

Enclosures

cc: Andrew Johnson, Esq., 3D Systems Corporation
John Chevedden (via email at
James McRitchie (via email at *** FISMA & OMB Memorandum M-07-16 ***

<u>Exhibit A</u>

The Proposal and Relevant Correspondence

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew M. Johnson
Secretary
3D Systems Corporation (DDD)
333 Three D Systems Circle
Rock Hill, SC 29730
PH: 803-326-3900
Email: wittens@3dsystems.com

Dear Corporate Secretary,

I am pleased to be a shareholder in 3D Systems Corporation (DDD) and appreciate the leadership our company has shown. However, I also believe 3D Systems Corporation has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

James McRitchie

December 2, 2014

Date

cc: John Chevedden

[DDD: Rule 14a-8 Proposal, December 2, 2014]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

12/04/2014

James McRitchie & Myra Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and his wife Myra K. Young held, and had held continuously for at least thirteen months,150 shares of 3D Systems (DDD) common stock in his account ending in Memor at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

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TDA 5380 L 09/13

MacDonald, Beth

From: MacDonald, Beth
Sent: Monday, December 22, 2014 5:53 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: shareholder proposal received by 3D Systems Coproration - majority vote

Mr. Chevedden,

I am the Assistant General Counsel at 3D Systems Corporation and we have received a shareholder proposal from James McRitchie regarding majority voting in uncontested director elections. I understand that Mr. McRitchie has delegated you as his agent for negotiating and presenting the proposal.

We are currently negotiating the withdrawal of a very similar proposal from CalSTRS and we would like to discuss with you the possibility of withdrawing Mr. McRitchie's proposal if the Company adopts a majority vote in uncontested elections by-law along with a director resignation policy in the Company's corporate governance guidelines. Please let me know if you would consider this.

We would like to take action in the next two weeks, so please let me know the best way forward.

Best regards,
Beth

Beth MacDonald | Vice President, Assistant General Counsel
3D SYSTEMS | NYSE: DDD | WWW.3DSYSTEMS.COM
333 Three D Systems Circle | Rock Hill, SC 29730 | USA
Office: +1 803 326 9227 | Mobile: +1 803 487 3884
Email: beth.macdonald@3DSystems.com

MANUFACTURING*THE*FUTURE

MacDonald, Beth

From: MacDonald, Beth
Sent: Tuesday, December 23, 2014 2:20 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Johnson, Andrew
Subject: Proposed By-Law amendment and resignation policy.docx
Attachments: Proposed By-Law amendment and resignation policy.docx

Mr. Chevedden,

Per our discussion, attached are our proposed By-Law amendment and resignation policy for your review.

My contact at CalSTRS is Phillip Larrieu, and he did indicate that CalSTRS would withdraw its proposal upon the adoption of the attached amendments.

I will be available at 704-363-8591 over the next week, and Andy Johnson, our Chief Legal Officer will also be available at 803-326-4003.

As I mentioned in my prior email, we are looking to have our Board make these changes in the next two weeks, so we would appreciate your consideration of the attached amendments.

Thank you and happy holidays,
Beth

Beth MacDonald | Vice President, Assistant General Counsel
3D SYSTEMS | NYSE: DDD | WWW.3DSYSTEMS.COM
333 Three D Systems Circle | Rock Hill, SC 29730 | USA
Office: +1 803 326 9227 | Mobile: +1 803 487 3884
Email: beth.macdonald@3DSystems.com

MANUFACTURING*THE*FUTURE

Proposed By-Law amendment:

Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, that if, as determined by the secretary of the Corporation, on the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

Proposed Resignation Policy to be added to Corporate Governance Guidelines:

In order for any incumbent director to become a nominee of the Board for further service on the Board, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board in accordance with the policies and procedures adopted by the Board for such purpose.. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the Corporate Governance and Nominating Committee, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The Corporate Governance and Nominating Committee in making its recommendation and the Board in making its decision each may consider any factors and other information that they consider appropriate and relevant. If a majority of the members of the Corporate Governance and Nominating Committee are required to submit their resignations as provided above, the independent directors on the Board who were not required to submit their resignations will act as a committee to consider the resignation offers and recommend to the Board whether or not to accept them. If the Board accepts a director's resignation pursuant to these Corporate Governance Guidelines, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill the resulting vacancy pursuant to Section 3.02 of the By-Laws or may decrease the size of the Board pursuant to Section 3.01 of the By-Laws. If a director's resignation is not accepted by the Board pursuant to these Corporate Governance Guidelines, such director will continue to serve until the next annual meeting and until such director's successor shall have been duly elected and qualified, or his or her earlier resignation or removal.

MacDonald, Beth

From: MacDonald, Beth
Sent: Tuesday, December 30, 2014 5:11 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Johnson, Andrew
Subject: RE: Proposed By-Law amendment and resignation policy.docx
Attachments: Proposed By-Law amendment and resignation policy.docx

Mr. Chevedden, I just wanted to follow-up to see if you had a chance to review the attached majority vote amendments that I sent you last week. We plan on taking action on these on Friday morning, so we would appreciate any thoughts you have.

Best regards,
Beth

Beth MacDonald | Vice President, Assistant General Counsel
3D SYSTEMS | NYSE: DDD | WWW.3DSYSTEMS.COM
333 Three D Systems Circle | Rock Hill, SC 29730 | USA
Office: +1 803 326 9227 | Mobile: +1 803 487 3884
Email: beth.macdonald@3DSystems.com

MANUFACTURING*THE*FUTURE

From: MacDonald, Beth
Sent: Tuesday, December 23, 2014 2:20 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Johnson, Andrew
Subject: Proposed By-Law amendment and resignation policy.docx

Mr. Chevedden,

Per our discussion, attached are our proposed By-Law amendment and resignation policy for your review.

My contact at CalSTRS is Phillip Larrieu, and he did indicate that CalSTRS would withdraw its proposal upon the adoption of the attached amendments.

I will be available at 704-363-8591 over the next week, and Andy Johnson, our Chief Legal Officer will also be available at 803-326-4003.

As I mentioned in my prior email, we are looking to have our Board make these changes in the next two weeks, so we would appreciate your consideration of the attached amendments.

Thank you and happy holidays,
Beth

Beth MacDonald | Vice President, Assistant General Counsel
3D SYSTEMS | NYSE: DDD | WWW.3DSYSTEMS.COM
333 Three D Systems Circle | Rock Hill, SC 29730 | USA
Office: +1 803 326 9227 | Mobile: +1 803 487 3884
Email: beth.macdonald@3DSystems.com

MANUFACTURING*THE*FUTURE

Proposed By-Law amendment:

Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, that if, as determined by the secretary of the Corporation, on the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

Proposed Resignation Policy to be added to Corporate Governance Guidelines:

In order for any incumbent director to become a nominee of the Board for further service on the Board, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board in accordance with the policies and procedures adopted by the Board for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the Corporate Governance and Nominating Committee, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The Corporate Governance and Nominating Committee in making its recommendation and the Board in making its decision each may consider any factors and other information that they consider appropriate and relevant. If a majority of the members of the Corporate Governance and Nominating Committee are required to submit their resignations as provided above, the independent directors on the Board who were not required to submit their resignations will act as a committee to consider the resignation offers and recommend to the Board whether or not to accept them. If the Board accepts a director's resignation pursuant to these Corporate Governance Guidelines, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill the resulting vacancy pursuant to Section 3.02 of the By-Laws or may decrease the size of the Board pursuant to Section 3.01 of the By-Laws. If a director's resignation is not accepted by the Board pursuant to these Corporate Governance Guidelines, such director will continue to serve until the next annual meeting and until such director's successor shall have been duly elected and qualified, or his or her earlier resignation or removal.

MacDonald, Beth

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 01, 2015 1:12 AM
To: MacDonald, Beth
Subject: Rule 14a-8 Proposal (DDD)

Dear Ms. MacDonald,
It seems that the majority vote amendments falls short of the shareholder proposal.
The company should aim higher.
Sincerely,
John Chevedden

MacDonald, Beth

From:	MacDonald, Beth
Sent:	Friday, January 02, 2015 5:32 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Johnson, Andrew
Subject:	RE: Rule 14a-8 Proposal (DDD)

I appreciate your review of the amendments. As disclosed in a Form 8-K just filed, today our board approved the majority vote by-law amendment and resignation policy.

Please also be aware that, unless the shareholder proposal is withdrawn by Wednesday of next week, 3D Systems will likely request a no-action letter from the staff of the Securities and Exchange Commission to exclude Mr. McRitchie's proposal. 3D Systems believes that, with the newly adopted by-law and resignation policy, and without limiting any other bases for exclusion, Mr. McRitchie's proposal should be excluded as substantially implemented pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended. *See Symantec Corporation (June 2, 2010).*

3D Systems respectfully requests that you consider, on behalf of Mr. McRitchie, that his proposal be withdrawn before we begin the no-action request process. Thank you for your time and consideration.

Please do not hesitate to call or email me if you have any questions.

Best regards,
Beth

Beth MacDonald | Vice President, Assistant General Counsel
3D SYSTEMS | NYSE: DDD | WWW.3DSYSTEMS.COM
333 Three D Systems Circle | Rock Hill, SC 29730 | USA
Office: +1 803 326 9227 | Mobile: +1 803 487 3884
Email: beth.macdonald@3DSystems.com

MANUFACTURING*THE*FUTURE

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 01, 2015 1:12 AM
To: MacDonald, Beth
Subject: Rule 14a-8 Proposal (DDD)

Dear Ms. MacDonald,
It seems that the majority vote amendments falls short of the shareholder proposal.
The company should aim higher.
Sincerely,
John Chevedden

MacDonald, Beth

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 07, 2015 12:42 AM
To: MacDonald, Beth
Subject: Rule 14a-8 Proposal (DDD)

Dear Ms. MacDonald,
Is this the entire rule in regard to a majority vote requirement in the governing documents of the company.
John Chevedden
cc: James McRitchie

SECTION 3.01. ***Number, Election and Term of Office.*** The number of directors of the Corporation shall be such number as fixed from time to time by resolution of the Board; *provided, however,* no decrease in the number of directors shall shorten the term of any incumbent directors. The directors shall be elected at the annual meeting of the Stockholders, except as otherwise provided by statute, the Certificate of Incorporation or Section 3.02 of these By-Laws, and each director shall hold office until a successor is elected and qualified or until such director's earlier resignation or removal. Directors need not be stockholders. Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, if, as determined by the secretary of the Corporation, on the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

MacDonald, Beth

From: MacDonald, Beth
Sent: Wednesday, January 07, 2015 10:18 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Johnson, Andrew
Subject: RE: Rule 14a-8 Proposal (DDD)

The bylaw excerpted by you below reflects the entire majority vote requirement for director elections set forth in the company's governing documents (i.e., its charter and bylaws). Per our prior correspondence, the company also amended its corporate governance guidelines to implement a director resignation policy in conjunction with the majority vote standard.

I've included a link to the Corporate Governance Guidelines on our website. The resignation policy can be found on the second page of the guidelines:

http://www.3dsystems.com/files/downloads/3d-systems-corporate-governance-guidelines-revised-jan-2-2015.pdf

Please let me know if I can answer any other questions from you. We would appreciate your confirmation by the close of business today on whether the proposal is withdrawn. Otherwise, we intend to request a no-action letter from the Securities and Exchange Commission because we believe the proposal has been substantially implemented.

Best regards,
Beth

Beth MacDonald | Vice President, Assistant General Counsel
3D SYSTEMS | NYSE: DDD | WWW.3DSYSTEMS.COM
333 Three D Systems Circle | Rock Hill, SC 29730 | USA
Office: +1 803 326 9227 | Mobile: +1 803 487 3884
Email: beth.macdonald@3DSystems.com

MANUFACTURING*THE*FUTURE

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 07, 2015 12:42 AM
To: MacDonald, Beth
Subject: Rule 14a-8 Proposal (DDD)

Dear Ms. MacDonald,
Is this the entire rule in regard to a majority vote requirement in the governing documents of the company.
John Chevedden
cc: James McRitchie

SECTION 3.01. ***Number, Election and Term of Office.*** The number of directors of the Corporation shall be such number as fixed from time to time by resolution of the Board; *provided, however,* no decrease in the number of directors shall shorten the term of any incumbent directors. The directors shall be elected at the annual meeting of the Stockholders, except as otherwise provided by statute, the Certificate of Incorporation or Section 3.02 of these By-Laws, and each director shall hold office until a successor is elected and qualified or until such director's earlier resignation or removal. Directors need not be stockholders. Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, if, as determined by the secretary of the Corporation, on the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

3D SYSTEMS CORPORATION
CORPORATE GOVERNANCE GUIDELINES

Introductory Statement

The Board of Directors provides direction for the management of the business and affairs of the corporation. Among other things, the Board, directly or through its committees, performs the following specific functions:

- Selects, evaluates and determines the compensation of the Chief Executive Officer
- Oversees the selection, retention and compensation of qualified senior executives
- Reviews and approves the corporation's strategic plans and the annual operating plans and budgets
- Oversees plans for management succession
- Advises management on significant issues facing the corporation
- Reviews and approves significant corporate actions
- Oversees the financial reporting process, communications with stockholders, and the corporation's legal and regulatory compliance program
- Nominates directors and establishes procedures for effective corporate governance

It is the responsibility of management, in the exercise of their fiduciary duties to the corporation and its stockholders, to directly manage the corporation's business and affairs in an effective and ethical manner. The Chief Executive Officer is the leader of management and vested with the authority to make final decisions on behalf of management.

The Board of Directors of the corporation has adopted these Corporate Governance Guidelines as a framework within which the Board and senior management address their respective responsibilities.

Board Composition & Qualifications

Number, Election and Term of Directors

The number of directors comprising the Board is determined from time to time in accordance with the corporation's By-Laws. The directors are authorized to fill vacancies on the Board arising from newly created directorships and to fill other vacancies on the Board. Otherwise, the directors are elected by the stockholders.

In accordance with the By-Laws of the corporation, each director is elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, that if, as determined by the secretary of the corporation, on the tenth (10th) day preceding the date the corporation first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast.

In order for any incumbent director to become a nominee of the Board for further service on the Board, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board in accordance with the policies and procedures adopted by the Board for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the Corporate Governance and Nominating Committee, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The Corporate Governance and Nominating Committee in making its recommendation and the Board in making its decision each may consider any factors and other information that they consider appropriate and relevant. If a majority of the members of the Corporate Governance and Nominating Committee are required to submit their resignations as provided above, the independent directors on the Board who were not required to submit their resignations will act as a committee to consider the resignation offers and recommend to the Board whether or not to accept them. If the Board accepts a director's resignation pursuant to these Corporate Governance Guidelines, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill the resulting vacancy pursuant to Section 3.02 of the By-Laws of the corporation or may decrease the size of the Board pursuant to Section 3.01 of the By-Laws of the corporation. If a director's resignation is not accepted by the Board pursuant to these Corporate Governance Guidelines, such director will continue to serve until the next annual meeting and until such director's successor shall have been duly elected and qualified, or his or her earlier resignation or removal.The Corporate Governance and Nominating Committee reviews the size and composition of the Board as part of the annual Board evaluation process and makes recommendations to the Board as appropriate.

Independence

A majority of the directors comprising the Board shall be independent directors. An "independent" director is a director who is determined by the Board to comply with standards of independence established by the Board consistent with applicable statutes, regulations of the Securities and Exchange Commission, and listing standards of the National Association of Securities Dealers, Inc. for the Nasdaq Stock Market or the New York Stock Exchange, Inc., as applicable (the "Listing Standards"). The Board has adopted the standards set forth on

Attachment A to these Guidelines to assist it in making determinations of a director's independence.

Board Membership Criteria

The Board is responsible for selecting nominees for election to the Board by the stockholders. Based upon its periodic evaluation of the Board's performance and composition, the Corporate Governance and Nominating Committee determines the need and criteria for new directors. In general, the corporation seeks as directors individuals with substantial management experience who possess the highest personal values, judgment and integrity, an understanding of the environment in which the corporation does business, and diverse experience with the key business, financial and other challenges that the corporation faces. Stockholders may submit written recommendations for nominees directly to the Chairman of the Corporate Governance and Nominating Committee in care of the Secretary of the corporation by following the procedures set forth in the By-Laws of the corporation.

The Board has adopted written policies and procedures relating to stockholder nominations to the Board and a statement of qualifications for Board membership. Those documents are posted on the corporation's web site at www.3dsystems.com.

In considering the re-nomination of existing directors, the Corporate Governance and Nominating Committee shall take into consideration: (i) each director's contribution to the Board; (ii) any material change in the director's employment or responsibilities with any other organization; (iii) the director's ability to attend meetings and fully participate in the activities of the Board and the committees of the Board on which the director serves; (iv) whether the director has developed any relationships with the corporation or another organization, or other circumstances have arisen, that might make it inappropriate for the director to continue serving on the Board; and (v) the director's age and length of service on the Board.

Directors are required to inform the Corporate Governance and Nominating Committee of any material changes in employment or responsibilities with any other organization.

Management directors must obtain approval from the Corporate Governance and Nominating Committee before becoming a director of another for-profit organization. Non-management directors must notify the Corporate Governance and Nominating Committee before becoming a director of another for-profit organization.

Board Committees

Number, Structure and Independence of Committees

The Board has five standing committees: Executive, Audit, Compensation, and Corporate Governance and Nominating and Sustainability. Except that the Corporation's Chief Executive Officer will be a member of the Executive Committee and the Sustainability Committee, all members of the Board's standing committees shall be directors who are independent, as determined by the Board. Members of the Audit Committee are expected to meet the standard of independence for audit committee members set forth in the applicable Listing Standards.

Each standing committee is governed by its own charter, which is approved by the committee as well as by the Board. The charters set forth the purposes, duties and responsibilities of each committee, and its membership requirements. The standing committee charters are posted on the corporation's website at www.3dsystems.com. Annually, each of the standing committees evaluates its performance and the adequacy of its charter.

The Board may from time to time establish and dissolve other committees having such purposes, duties, responsibilities and membership as the Board deems necessary or appropriate. These committees may operate with or without a charter.

Assignment of Committee Members and Chairs

Committee membership and committee chairmanships are determined by the Board, taking into account the recommendations of the Chairman, the CEO and the Corporate Governance and Nominating Committee.

Meeting Responsibilities

Attendance at and Participation in Board and Committee Meetings

Board and committee meetings are generally held on a pre-determined schedule, with additional meetings scheduled as needed. Board members are expected to prepare for, attend and participate in all Board and applicable committee meetings, unless prevented from doing so by unavoidable conflicts, emergency, illness or other extraordinary circumstances.

Board Meeting Agendas

The Chairman, in consultation with the CEO and the corporate secretary, prepare an agenda for each Board meeting. Each Board member is encouraged to suggest the inclusion of items on the agenda.

Distribution and Review of Board Materials

Directors should review and devote appropriate time to studying Board and committee materials. Information and materials for Board consideration, including the agenda, are generally distributed to directors at least three days in advance of a Board meeting, with additional time provided when the complexity of an issue demands. In some cases, due to the sensitive nature of an issue or if an issue arises without sufficient time to complete distribution of materials within this time frame, the materials are presented only at the Board meeting.

Executive Sessions of Non-Management Directors

The Board convenes executive sessions of non-management directors without Company management on a regular basis. One of the non-management directors presides at such Board executive sessions.

Codes of Conduct and Ethics

The Board has adopted a Code of Conduct for all employees to foster a common set of fundamental values and operating principles. The Board has also adopted a Code of Ethics for Senior Financial Executives and Directors to promote honest and ethical conduct, appropriate disclosure in the Company's public filings with the Securities and Exchange Commission and compliance with applicable governmental rules and regulations. The Board, through the Corporate Governance and Nominating Committee, oversees procedures for administering and promoting compliance with the Code of Conduct and the Code of Ethics. Both Codes are posted on the corporation's website at www.3dsystems.com.

Board Access to Management and Outside Advisors

The corporation's senior management team attends Board meetings on a regular basis, both to make special presentations and as a discussion resource, and senior management is available to provide information and participate in committee meetings. Board members have access to all members of management, but are expected to use appropriate discretion in contacting such persons individually.

The Board and each Board committee (consistent with the provisions of its charter) has authority to engage and obtain advice and assistance from outside legal, financial and other advisors as deemed necessary for the discharge of its responsibilities.

Director Compensation

Director compensation is set by the Board, based upon the recommendation of the Corporate Governance and Nominating Committee.

The corporation pays the following cash compensation to directors:

1. Directors (other than the Chairman) who are not officers or employees of the corporation receive an annual retainer of $50,000 (increased from $15,000 effective April 1, 2011).

2. The Chairman receives a fee of $180,000 per annum for serving as Chairman of the Board of Directors in lieu of all other cash compensation that he would otherwise be entitled to receive as a director or member of any committee of the Board.

3. Members of the Audit Committee receive a $10,000 annual retainer.

4. The committee chairs receive annual retainers as follows: Audit--$30,000; Compensation--$5,000; and Corporate Governance and Nominating--$5,000.

5. Except as provided above, the following meeting fees are paid to independent directors:

    (a) A meeting fee of $2,000 for each regular or special Board meeting attended.

(b) Members of the Audit Committee receive a fee of $2,000 for each committee meeting attended on a day other than a day (a "Regular Meeting Day") on which the Board of Directors is holding a regularly scheduled Board meeting.

(c) For meetings of other standing committees of the Board, independent members of those committees receive a fee of $1,500 for each committee meeting attended on a day other than a Regular Meeting Day.

(d) For meetings of any standing committee of the Board attended by a member of such committee on a Regular Meeting Day, 50% of the meeting fee that would be payable to such director for attending a meeting of that committee on a day other than a Regular Meeting Day.

(e) An independent director who attends by invitation a meeting of a committee that he or she is not a member of is similarly entitled to receive a meeting fee.

In addition, non-employee directors each receive an annual automatic grant of 3,000 shares of the corporation's common stock upon the adjournment of each annual meeting of the stockholders pursuant to the Restricted Stock Plan for Non-Employee Directors that was approved by the stockholders on May 19, 2004. Such Restricted Stock Plan also provides for certain non-discretionary awards of common stock to newly elected non-employee directors, as set forth in such Plan. Effective April 1, 2013, the value of any award under this Restricted Stock Plan will be limited to $100,000 per award.

Director Orientation and Continuing Education

On or before his or her election to the Board, each new director participates in an orientation meeting with senior management and is provided a basic package of orientation materials. In addition, directors are regularly provided information pertaining to relevant industry developments and issues. Directors are encouraged to participate in continuing education programs to assist them in performing their Board responsibilities.

CEO Evaluation and Succession Planning

The Compensation Committee conducts an annual review of the CEO's performance. The results are reported to the Board for its discussion and consideration.

The Compensation Committee considers periodically the corporation's succession planning, including contingency plans in the event of an emergency, with respect to the CEO position.

Assessing Board Performance

The Corporate Governance and Nominating Committee is responsible for conducting, and presenting to the Board, an annual evaluation of the Board and its committees.

Incentive Compensation Clawbacks

If the Board or an appropriate Board committee has determined that any fraud or intentional misconduct by one or more executive officers caused, directly or indirectly, the Company to restate its financial statements, the Board shall take, in its sole discretion, such action as it deems necessary to remedy the misconduct and prevent its recurrence. The Board may require reimbursement of any bonus or incentive compensation awarded to such officers and/or effect the cancellation of unvested restricted stock or outstanding stock option awards previously granted to such officers in the amount by which such compensation exceeded any lower payment that would have been made based on the restated financial results.

Say-on-Pay Frequency

After having reviewed the results at the 2011 Annual Meeting of the Stockholders of the advisory vote on the frequency with which say-on-pay advisory proposals shall be submitted to the stockholders of the Corporation and noting that a majority of the shares voted have voted for a triennial say-on-pay vote, except as may otherwise be determined by the Board of Directors or required by applicable law, it is the policy of the Board that such proposals be submitted to the stockholders every three years and that the next such say-on-pay proposal be submitted to the stockholders at the 2014 Annual Meeting of the Stockholders.

Periodic Review of Guidelines

Annually, and at such other times as it is considered to be necessary or appropriate, the Corporate Governance and Nominating Committee reviews these Guidelines and the committee charters as a whole, and recommends changes to the Board as appropriate. The current version of these Guidelines as approved and adopted by the Board is posted on the corporation's website at www.3dsystems.com.

Attachment A

The Corporate Governance and Nominating Committee annually reviews the independence of all directors, and reports its findings to the Board. Such reviews are undertaken in accordance with the requirements of the applicable Listing Standards and other applicable legal requirements in effect at the time of the review. Based upon the report and the directors' consideration, the Board determines which directors shall be deemed independent.

A director will be deemed independent if he or she is not an officer or employee of the corporation or its subsidiaries or it is determined that he or she has no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Ownership of stock of the corporation is not, in itself, inconsistent with a finding of independence. The following persons shall not be considered independent:

>> a director who is employed by 3D Systems Corporation or any of its subsidiaries or affiliates ("3D Systems") for the current year or has been so employed during any of the past three years;

>> a director who accepted, or who has a family member who accepted, any compensation from 3D Systems in excess of $60,000 during any previous period of twelve consecutive months within the three years preceding the determination of independence, other than compensation for board service, payments arising solely from investments in 3D Systems' securities, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

>> a director who is a family member of an individual who is, or has been in any of the past three years, employed by 3D Systems as an executive officer;

>> a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which 3D Systems made, or from which 3D Systems received, payments (other than those arising solely from investments in 3D Systems' securities) that exceed 5% of 3D Systems' or the business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

>> a director who is, or who has a family member who is, employed as an executive of another entity where at any time during the past three years any of 3D Systems' executives have served on that entity's compensation committee; or

>> a director who is, or who has a family member who is, a current partner of 3D Systems' outside auditor, or was a partner or employee of 3D Systems' outside auditor who worked on 3D System' audit at any time during any of the past three years.

MacDonald, Beth

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, January 07, 2015 10:56 AM
To:	MacDonald, Beth
Subject:	Rule 14a-8 Proposal (DDD)

Dear Ms. MacDonald,
Thank you for the Corporate Governance Guidelines. It seems like the cumbersome Guidelines might allow a vote deficient director to remain in office for an indefinite number of years.
John Chevedden

Exhibit B

The Company Amendment

EXHIBIT 3.1

AMENDED AND RESTATED BY-LAWS

OF

3D SYSTEMS CORPORATION
As amended January 2, 2015

ARTICLE 1
OFFICES

SECTION 1.01. ***Registered Office.*** The registered office of 3D Systems Corporation (the "Corporation") shall be in Wilmington, Delaware.

SECTION 1.02. ***Principal Office.*** The Corporation may have offices also at such other places within and without the State of Delaware as the Board of Directors (the "Board") may from time to time determine or as the business of the Corporation may require.

SECTION 1.03. ***Other Offices.*** The Corporation may establish any additional offices, at any place or places, as the Board may designate or as the business of the Corporation shall require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

SECTION 2.01. ***Place.*** Meetings of the stockholders of the Corporation (the "Stockholders") shall be held at such place either within or without the State of Delaware as shall be designated from time to time by a resolution of a majority of the Board then in office.

SECTION 2.02. ***Annual Meetings.*** The annual meeting of the Stockholders shall, unless otherwise provided by the Board, be held on the third Tuesday in May each year. At each annual meeting of the Stockholders, the Stockholders shall elect directors, vote upon the ratification of the selection of the independent auditors selected for the Corporation for the then current fiscal year of the Corporation, and transact such other business as may properly be brought before the meeting.

SECTION 2.03. ***Notice of Meetings.*** Notice of the place, if any, date, and time of all meetings of the Stockholders, and the means of remote communications, if any, by which Stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each holder of Voting Stock entitled to vote at such meeting, except as otherwise provided herein or required by law. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which Stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; *provided, however,* that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which Stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

SECTION 2.04. ***Special Meetings.*** Special meetings of the Stockholders may be called by the chief executive officer or the president or by resolution of the Board and, subject to any contrary provision in the Certificate of Incorporation and to the procedures set forth in this section, shall be called by the chief executive officer or the secretary at the request in writing of Stockholders owning a majority of the voting power of the then outstanding Voting Stock. Any such resolution or request shall state the purpose or purposes of the proposed meeting. Such meeting shall be held at such time and date as may be fixed by a resolution of a majority of the Board then in office. The Board may postpone fixing the time and date of a special meeting to be held at the request of Stockholders in order to allow the secretary to determine the validity of such request, *provided*, that if such request is determined to be valid, then the Board shall fix the date of such special meeting to be no later than 90 days after such determination. For the purposes of these By-Laws, the term "Voting Stock" shall have the meaning of such term set forth in the Certificate of Incorporation or, if not defined therein, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

SECTION 2.05. ***Business Transacted.*** Business transacted at any special meeting of Stockholders shall be limited to the purposes stated in the notice.

SECTION 2.06. ***List of Stockholders.*** The officer who has charge of the stock ledger of the Corporation shall prepare and make or cause to be prepared and made, at least ten days before every meeting of Stockholders, a complete list of the holders of Voting Stock entitled to vote at said meeting, arranged in alphabetical order with the address of and the number of voting shares registered in the name of each. Such list shall be open for ten days prior to the meeting to the examination of any Stockholders, for any purpose germane to the meeting, during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting, or, if not so specified, at the place where the meeting is to be held, and shall be produced and kept at the time and place of said meeting during the whole time thereof, and may be inspected by any Stockholder who is present.

SECTION 2.07. ***Quorum.*** Except as otherwise provided by these By-laws, the presence of the holders of a majority of the voting power of the outstanding Voting Stock at any meeting of the Stockholders, in person or by proxy, shall constitute a quorum for the transaction of business. On all questions, the Stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Stockholders to result in less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum, the holders of Voting Stock present in person or by proxy and entitled to vote at the meeting may, by majority vote, or, in the absence of all Stockholders, any officer entitled to preside at the meeting, shall have the power to adjourn the meeting from time to time until holders of the requisite amount of Voting Stock shall be present in person or by proxy. When specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the voting power of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

SECTION 2.08. ***Vote Required.*** When a quorum is present at any meeting, the vote of the holders of a majority of the voting power of the Voting Stock present in person or represented by proxy shall decide any questions brought before such meeting, except as otherwise provided by statute or the Certificate of Incorporation or these By-laws.

SECTION 2.09. ***Proxies.*** Each holder of Voting Stock entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such holder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Any such proxy shall be delivered to the secretary of such meeting, at or prior to the time designated in the order of business for so delivering such proxies. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

SECTION 2.10. ***Inspectors of Election.*** In advance of any meeting of the stockholders, the Board or the presiding officer of such meeting may appoint one or more inspectors of election to act at such meeting or at any adjournments thereof and make a written report thereof. One or more persons may also be designated by the Board or such presiding officer as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer of such meeting shall appoint one or more inspectors to act at such meeting. No director or nominee for the office of director at such meeting shall be appointed an inspector of election. Each inspector, before entering on the discharge of the inspector's duties, shall first take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such person's ability. The inspectors of election shall, in accordance with the requirements of the Delaware General Corporation Law, (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period and file with the secretary of the meeting a record of the disposition of any challenges made to any determination by the inspectors, and (e) make and file with the secretary of the meeting a certificate of their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

SECTION 2.11. ***Procedures for Meetings.*** Meetings of Stockholders shall be presided over by the chief executive officer or in his or her absence by a presiding officer designated by the Board, or in the absence of such designation by a presiding officer chosen at the meeting. The secretary shall act as secretary of the meeting, but in his or her absence the presiding officer of the meeting may appoint any person to act as secretary of the meeting. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be announced at such meeting by the presiding officer. The Board may adopt by resolution such rules or regulations for the conduct of meetings of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the presiding officer of any meeting of Stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding officer, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to Stockholders of record, their duly authorized and constituted proxies or such other persons as the presiding officer shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof, and (e) limitations on the time allotted to questions or comments by participants.

SECTION 2.12. ***Action Without Meeting.*** Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding Voting Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those holders of Voting Stock who have not consented in writing.

SECTION 2.13. ***Notice of Stockholder Nomination and Stockholder Business.*** At an annual meeting of the Stockholders, only such persons who are nominated in accordance with the procedures set forth in this section shall be eligible to stand for election as directors and only such business shall be conducted as shall have been brought before the meeting in accordance with the procedures set forth in these By-Laws. Nominations of persons for election to the Board of the Corporation and the proposal of business to be considered by the Stockholders at an annual meeting of Stockholders may be made (a) pursuant to the Corporation's notice of meeting, including matters covered by Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), (b) by or at the direction of the Board or (c) by any Stockholder of the Corporation who was a holder of Voting Stock of record at the time of giving of notice by the Stockholder as provided in this section, who is entitled to vote at the meeting, and who complies with the notice provision set forth in this section. A notice of the intent of a Stockholder to make a nomination or to bring any other matter before an annual meeting must be made in writing and received by the secretary of the Corporation no earlier than the 75th day and not later than the close of business on the 45th day prior to the first anniversary of the date of mailing of the Corporation's proxy statement for the prior year's annual meeting. However, if the date of the annual meeting has changed by more than 30 days from the date it was held in the prior year or if the Corporation did not hold an annual meeting in the prior year, then such notice must be received a reasonable time before the Corporation mails its proxy statement for the annual meeting. Every such notice by a Stockholder shall set forth (i) the name and address of such Stockholder as they appear on the Corporation's books and the class and number of shares of the Corporation's Voting Stock that are owned beneficially and of record by such Stockholder, (ii) a representation that the Stockholder is a holder of the Corporation's Voting Stock and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice; (iii) with respect to notice of an intent to make a nomination, a description of all arrangements or understandings among the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Stockholder, and such other information regarding each nominee proposed by such Stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board; and (iv) with respect to notice of an intent to bring up any other matter, a description of the matter, the reasons for conducting such business at the meeting and any material interest of the Stockholder in the matter. Notice of intent to make a nomination shall be accompanied by the written consent of each nominee to be named in a proxy statement as a nominee and to serve as director of the Corporation if so elected. Except as otherwise provided by law or by the Certificate of Incorporation, the presiding officer of the meeting shall have the power and authority to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law and whether such matter is an appropriate subject for Stockholder action under applicable law, and, if it was not, to declare that such proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this section, a Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this section. Nothing in this section shall be deemed to affect any rights of Stockholders to request inclusion of proposals in the Corporation's proxy statement in accordance with Rule 14a-8 under the Exchange Act or the holders of any series of preferred stock to elect directors under circumstances specified in the Certificate of Incorporation.

SECTION 2.14. ***Notice by Electronic Transmission.*** Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any law, the Certificate of Incorporation or these By-Laws shall be effective if given by a form of electronic transmission then consented to by the Stockholder to whom the notice is given.

ARTICLE 3
DIRECTORS

SECTION 3.01. ***Number, Election and Term of Office.*** The number of directors of the Corporation shall be such number as fixed from time to time by resolution of the Board; ***provided, however,*** no decrease in the number of directors shall shorten the term of any incumbent directors. The directors shall be elected at the annual meeting of the Stockholders, except as otherwise provided by statute, the Certificate of Incorporation or Section 3.02 of these By-Laws, and each director shall hold office until a successor is elected and qualified or until such director's earlier resignation or removal. Directors need not be stockholders. Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, if, as determined by the secretary of the Corporation, on the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

SECTION 3.02. ***Vacancies***. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and, except as otherwise provided by statute or the Certificate of Incorporation, each of the directors so chosen shall hold office until the next annual election and until a successor is elected and qualified or until such director's earlier resignation or removal.

SECTION 3.03. ***Authority***. The business of the Corporation shall be managed by or under the direction of the Board, which shall exercise such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or these By-Laws directed or required to be exercised or done by Stockholders.

SECTION 3.04. ***Place of Meeting***. The Board or any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware.

SECTION 3.05. ***Annual Meeting***. A regular meeting of the Board shall be held immediately following the adjournment of the annual meeting of Stockholders. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum is present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board.

SECTION 3.06. ***Regular Meetings***. Except as provided in Section 3.05, regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

SECTION 3.07. ***Special Meetings***. Special meetings of the Board may be called by the chief executive officer, secretary or the president and shall be called by the chief executive officer or the secretary on the written request of at least three directors. Notice of special meetings of the Board shall be given to each director at least three calendar days before the meeting if by mail or at least the calendar day before the meeting if given in person or by telephone, facsimile, telegraph, telex or similar means of electronic transmission. The notice need not specify the business to be transacted.

SECTION 3.08. ***Emergency Meetings***. In the event of an emergency which in the judgment of the chief executive officer or the president requires immediate action, a special meeting may be convened without notice, consisting of those directors who are immediately available in person or by telephone and can be joined in the meeting in person or by conference telephone. The actions taken at such a meeting shall be valid if at least a quorum of the directors participates either personally or by conference telephone.

SECTION 3.09. ***Quorum; Vote Required.*** At meetings of the Board, a majority of the directors at the time in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 3.10. ***Chairman of the Board.*** The Board may elect one of its members to be chairman of the board and may fill any vacancy in the position of chairman of the board at such time and in such manner as the Board shall determine. The chairman of the board may but need not be an officer of or employed by the Corporation. The chairman of the board, if such be elected, shall, if present, preside at all meetings of the Board and exercise and perform such other powers and duties as be from time to time assigned to him by the Board.

SECTION 3.11. ***Committees.*** The Board may, by resolution adopted by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. All committees may authorize the seal of the Corporation to be affixed to all papers which may require it. To the extent provided in any resolution or by these By-Laws, subject to any limitations set forth under the laws of the State of Delaware and the Certificate of Incorporation, any such committee shall have and may exercise any of the powers and authority of the Board in the management of the business and affairs of the Corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. Unless the Board designates one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, the members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member of such committee. At meetings of any such committee, a majority of the members or alternate members of such committee shall constitute a quorum for the transaction of business, and the act of a majority of members or alternate members present at any meeting at which there is a quorum shall be the act of the committee.

SECTION 3.12. ***Minutes of Committee Meetings.*** The committees shall keep regular minutes of their proceedings and, when requested to do so by the Board, shall report the same to the Board.

SECTION 3.13. ***Action by Written Consent.*** Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all the members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

SECTION 3.14. ***Participation by Conference Telephone.*** The members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 3.15. ***Compensation of Directors.*** The directors may be paid their expenses of attendance at each meeting of the Board or of any special or standing committee thereof. The Board may establish by resolution from time to time the fees to be paid to each director who is not an officer or employee of the Corporation or any of its subsidiaries for serving as a director of the Corporation, for serving on any special or standing committee of the Board, and for attending meetings of the Board or of any special or standing committee thereof. No such payment shall preclude any such director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.16. ***Removal.*** Subject to any limitations imposed by applicable law or by the Certificate of Incorporation, the Board or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the then outstanding Voting Stock.

ARTICLE 4
NOTICES

SECTION 4.01. ***Giving of Notice.*** Notice to directors and Stockholders shall be deemed given: (a) if mailed, when deposited in the United States mail, postage prepaid, directed to the Stockholder or director at such Stockholder's or director's address as it appears on the records of the corporation; (b) if by facsimile telecommunication, when directed to a number at which the Stockholder or director has consented to receive notice; (c) if by electronic mail, when directed to an electronic mail address at which the Stockholder or director has consented to receive notice; (d) if by a posting on an electronic network together with separate notice to the Stockholder or director of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice; and (e) if by any other form of electronic transmission, when directed to the Stockholder or director.

SECTION 4.02. ***Waiver of Notice.*** Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE 5
OFFICERS

SECTION 5.01. ***Selection of Officers.*** The officers of the Corporation shall be chosen by the Board at its first meeting after each annual meeting of Stockholders and shall be a chief executive officer, a president, one or more vice presidents, a secretary, a treasurer or chief financial officer, and such other officers as may from time to time be appointed by the Board. Any number of offices may be held by the same person. The salaries of officers appointed by the Board shall be fixed from time to time by the Board or by such officers as may be designated by resolution of the Board.

SECTION 5.02. ***Powers and Duties in General.*** The officers, assistant officers and agents shall each have such powers and perform such duties in the management of the affairs, property and business of the Corporation, subject to the control and limitation by the Board, as is designated by these By-Laws and as generally pertain to their respective offices, as well as such powers and duties as may be authorized from time to time by the Board.

SECTION 5.03. ***Term of Office; Resignation; Removal Vacancies.*** The officers of the Corporation shall hold office at the pleasure of the Board. Each officer shall hold office until a successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Any officer elected or appointed by the Board may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board.

SECTION 5.04. ***Chief Executive Officer.*** The chief executive officer of the Corporation shall have the responsibility for the general and active management and control of the affairs and business of the Corporation, shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to the chief executive officer by the Board, and shall see that all orders and resolutions of the Board are carried into effect. The chief executive officer shall have the authority to sign all certificates of stock, bonds, deeds, contracts and other instruments of the Corporation that are authorized and shall have general supervision and direction of all of the other officers and agents of the Corporation.

SECTION 5.05. ***President.*** The president, who may also be the chief executive officer of the Corporation, shall perform all duties and have all powers which are commonly incident to the office of president or which are delegated to the president by the Board, and shall see that all orders and resolutions of the Board are carried into effect. In the absence or disability of the chief executive officer, the president shall perform the duties and exercise the powers of the chief executive officer. The president shall have the authority to sign all certificates of stock, bonds, deeds, contracts and other instruments of the Corporation that are authorized.

SECTION 5.06. ***Vice Presidents***. The vice presidents shall act under the direction of the chief executive officer and in the absence or disability of both the chief executive officer and the president shall perform the duties and exercise the powers of the chief executive officer. They shall perform such other duties and have such other powers as the chief executive officer or the Board may from time to time prescribe. A vice president may be designated as general counsel who shall serve as the chief legal officer and have general supervision over the Corporation's legal affairs. The Board may designate one or more executive or senior vice presidents or may otherwise specify the order of seniority of the vice presidents, and in that event the duties and powers of the chief executive officer shall descend to the vice presidents in such specified order of seniority.

SECTION 5.07. ***Secretary***. The secretary shall act under the direction of the chief executive officer. Subject to the direction of the chief executive officer, the secretary shall attend all meetings of the Board and all meetings of the Stockholders and record the proceedings in a book to be kept for that purpose, and the secretary shall perform like duties for the standing committees of the Board when requested to do so. The secretary shall give, or cause to be given, notice of all meetings of the Stockholders and special meetings of the Board, shall have charge of the original stock books, stock transfer books and stock ledgers of the Corporation, and shall perform such other duties as may be prescribed by the chief executive officer or the Board. The secretary shall have custody of the seal of the Corporation and cause it to be affixed to any instrument requiring it, and when so affixed, it may be attested by the secretary's signature. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by such officer's signature.

SECTION 5.08. ***Chief Financial Officer or Treasurer***. The chief financial officer or treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares, and shall send or cause to be sent to the Stockholders such financial statements and reports as are by law or these By-Laws required to be sent to them. The books of account shall at all reasonable times be open for inspection by any director. The chief financial officer or treasurer shall also perform such other duties as the Board may from time to time prescribe.

SECTION 5.09. ***Action with Respect to Securities of Other Corporations***. Unless otherwise directed by the Board, the chief executive officer or any other officer of the Corporation authorized by the chief executive officer shall have the power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of Stockholders or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE 6
CERTIFICATES OF STOCK

SECTION 6.01. ***Issuance***. The stock of the Corporation shall be represented by certificates, *provided* that the Board may provide by resolution for any or all of the stock to be uncertificated shares. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, the chairman or vice chairman of the board, if any, or the chief executive officer or president or vice president and the chief financial officer or treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation registered in certificated form.

SECTION 6.02. ***Facsimile Signatures.*** If a certificate is countersigned (a) by a transfer agent other than the Corporation or its employee, or (b) by a registrar other than the Corporation or its employee, the signatures of the officers of the Corporation may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer, transfer agent or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent or registrar at the date of issue. The seal of the Corporation or a facsimile thereof may, but need not, be affixed to certificates of stock.

SECTION 6.03. ***Lost Certificates, Etc.*** The Corporation may establish procedures for the issuance of a new certificate of stock in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed and may in connection therewith require, among other things, the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed and the giving by such person to the Corporation of a bond in such sum as may be specified pursuant to such procedures as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 6.04. ***Transfer.*** Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation, if it shall be satisfied that all provisions of the Certificate of Incorporation, the By-Laws and the laws regarding the transfer of shares have been duly complied with, to issue a new certificate to the person entitled thereto or provide other evidence of the transfer, cancel the old certificate and record the transaction upon its books.

SECTION 6.05. ***Registered Stockholders.*** The Corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

SECTION 6.06. ***Record Date for Consents.*** In order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix, in advance, a record date, which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. Any record holder of Voting Stock seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the secretary, request the Board to fix a record date. The Board shall promptly, but in all events within ten days after the date on which such request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board within ten days after the receipt of such request and no prior action by the Board is required by applicable law, then the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its headquarters office to the attention of the secretary. Delivery shall be by hand or certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by applicable law, the record date for determining Stockholders entitled to consent shall be at the close of business on the date on which the Board adopts the resolution taking such prior action. The Board may postpone action by written consent in order to allow the secretary to conduct a reasonable and prompt investigation to ascertain the legal sufficiency of the consents. The secretary may designate an independent inspector of election to conduct such investigation.

SECTION 6.07. ***Record Dates.*** In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty or less than ten days before the date of such meeting, and not more than sixty days prior to any other action. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board may fix a new record date for the adjourned meeting.

ARTICLE 7
MISCELLANEOUS

SECTION 7.01. ***Declaration of Dividends.*** Dividends upon the shares of the capital stock of the Corporation may be declared and paid by the Board from the funds legally available therefor. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation.

SECTION 7.02. ***Reserves.*** The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for such purposes as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve.

SECTION 7.03. ***Fiscal Year.*** The fiscal year of the Corporation shall be the calendar year.

SECTION 7.04. ***Seal.*** The corporate seal shall be in such form as the Board shall prescribe. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 7.05. ***Inspection of Books and Records by Stockholders.*** Any Stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof delivered to the Corporation's principal place of business, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its Stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a Stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the Stockholder.

SECTION 7.06. ***Inspection of Books and Records by Directors.*** Any director shall have the right to examine the Corporation's stock ledger, a list of its Stockholders and its other books and records for a purpose reasonably related to his position as a director. Such right to examine the records and books of the Corporation shall include the right to make copies and extract therefrom.

ARTICLE 8

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

SECTION 8.01. ***Definitions.*** For the purposes of this Article 8, "agent" means any person who is or was a director, officer, employee or other agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another foreign or domestic Corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic Corporation which was a predecessor Corporation of the Corporation or of another enterprise at the request of such predecessor Corporation; "proceeding" means any threatened, pending or complete action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Sections 8.02 or 8.03 of these By-Laws.

For purposes of this Article 8, references to "the Corporation" shall include, in addition to the Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 8 with respect to the resulting or surviving Corporation as such person would have with respect to such constituent Corporation if its separate existence had continued.

For purposes of this Article 8, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any services as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner be reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article 8.

SECTION 8.02. ***Actions Other Than by the Corporation.*** The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that she or he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by her or him in connection with such action, suit or proceeding, if she or he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe her or his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which she or he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that her or his conduct was unlawful.

SECTION 8.03. ***Actions by the Corporation.*** The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that she or he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by her or him in connection with the defense or settlement of such action or suit if she or he acted in good faith and in a manner she or he reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudge to be liable to the Corporation, unless, and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 8.04. ***Successful Defense.*** To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 8.02 and 8.03 of these By-Laws, or its defense of any claim, issue or matter therein, she or he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by her or him in connection therewith.

SECTION 8.05. ***Required Approval.*** Any indemnification under Sections 8.02 and 8.03 of these By-Laws (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because she or he has met the applicable standard of conduct set forth in Section 8.02 and 8.03 of these By-Laws. Such determination shall be made (a) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such disinterested directors so direct, by independent legal counsel in a written opinion, or (c) by the affirmative vote of a majority of Stockholders.

SECTION 8.06. ***Advance of Expenses.*** Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that she or he is not entitled to be indemnified by the Corporation as authorized in this Article 8. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

SECTION 8.07. ***Contractual Rights.*** The indemnification and advancement of expenses provided by this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of the Stockholders or disinterested directors or otherwise, both as to action in her or his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 8.08. ***Limitations.*** No indemnification or advance shall be made under this Article 8, except as provided in Section 8.04 of these By-Laws, in any circumstances where it appears:

(a) that it would be inconsistent with a provision of the Certificate of Incorporation, a resolution of the Stockholders or an agreement in affect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

SECTION 8.09. ***Insurance and Similar Agreements.*** The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against her or him and incurred by her or him in any such capacity, or arising out of her or his status as such, whether or not the Corporation would have the power to indemnify her or him against such liability under the provisions of this Article 8.

The Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts pursuant to the provisions of Section 8.07 of these By-Laws and including as part thereof provisions with respect to any or all of the foregoing to insure the payment of such amounts as may become necessary to effect indemnification as provided for therein or elsewhere.

ARTICLE 9
AMENDMENTS

SECTION 9.01. ***By the Stockholders.*** Except as otherwise provided by statute or the Certificate of Incorporation, these By-Laws may be amended by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class at any annual or special meeting of the Stockholders, *provided* that notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 9.02. ***By the Board.*** The Board by a resolution of a majority of the Board at any meeting may amend these By-Laws, including by-laws adopted by the Stockholders, but the Stockholders may, except as otherwise provided by statute or the Certificate of Incorporation, from time to time specify particular provisions of the By-Laws which shall not be amended by the Board.